August 19, 2010

William Friar
Senior Financial Analyst
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	First Niagara Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-23975

Dear Mr. Friar:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated August 5, 2010, regarding our Form 10-K for the fiscal year ended December 31, 2009. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

Where a Staff comment requests that we revise future filings, we will reflect in future filings the information provided to the Staff in this letter. Although we do not believe our prior filings were materially deficient or inaccurate, we are happy to provide enhanced disclosure responsive to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Lending Activities, Allowances for Credit Losses, page 9

1.	We note your response to comment 1 in our letter dated June 16, 2010, and your proposed disclosures to be included in future filings. With respect to collateral dependent loans that are deemed to be impaired, clarify how these loans are consistently evaluated, at the end of every reporting period, based upon the fair value of appraisals when the appraisals are ordered every 18-24 months and you do not utilize alternative valuation methods for these loans.

Management’s response

We advise the Commission of the following, and propose to include in future filings, disclosure of our accounting policy for the Allowance for Credit Losses, which includes a discussion regarding collateral dependent impaired loans. We have italicized the disclosures that are in direct response to your comment.

We establish our allowance for credit losses through a provision for credit losses based on our evaluation of the credit quality of our loan portfolio. This evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral, economic conditions, historical net loan loss experience, and other factors that warrant recognition in determining our credit loss allowance. We continue to monitor and modify the level of our allowance for credit losses in order to ensure it is adequate to cover losses inherent in our loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for credit losses.

Commercial loans greater than $200 thousand are subject to impairment consideration. For impaired loans, we consider the fair value of the underlying collateral, if collateral dependent, or present value of estimated future cash flows in determining the estimates of impairment and any related allowance for credit losses for these loans.

In the normal course of our loan monitoring process, we review all “pass” graded individual commercial real estate and business loans and/or total loan concentration to one borrower greater than $500 thousand and less than $1 million no less frequently than every 36 months and those loans over $1 million no less frequently than every 18 months.

We estimate the inherent risk of loss on commercial impaired loans less than $200 thousand, as well as non-impaired commercial loans and retail homogeneous loans by common categories (commercial real estate, multi-family, residential, home equity, consumer, etc.) based primarily on our historical net loss experience, industry trends, trends in the local real estate market, and the current business and economic environment in our market areas.

Our evaluation of our allowance for credit losses is based on a continuous review of our loan portfolio. The methodology that we use for determining the amount of the allowance for credit losses consists of several elements. We use an internal loan grading system with eight categories of loan grades used in evaluating our commercial related loan portfolio. In our loan grading system, “pass” loans are graded 1 through 4, special mention loans are graded 5, substandard loans are graded 6, doubtful loans are graded 7 and loss loans (which are fully charged off) are graded 8. The definitions of “special mention”, “substandard”, “doubtful” and “loss” are consistent with bank regulatory definitions. As part of our credit monitoring process, our loan officers perform formal reviews based upon the credit attributes of the respective loans. Pass graded loans are continually monitored through our review of current information related to each loan. The nature of the current information available and used by us includes, as applicable, review of payment status and delinquency reporting, receipt and analysis of interim and annual financial statements, rent roll data, delinquent property tax searches, periodic loan officer inspections of properties, and loan officer knowledge of their borrowers, as well as the business environment in their respective market areas. We perform a formal review on a more frequent basis if the above considerations indicate that such review is warranted. Further, based upon consideration of the above information, if appropriate, loan grading and loan classifications can be reevaluated prior to the scheduled full review.

Substandard loans, including all impaired commercial loans greater than $200 thousand are reviewed on a quarterly basis by either the Classified Loan Review Committee (for such loans greater than $1 million) or by a senior credit manager (for such loans between $200 thousand and $1.0 million). Such review considers, as applicable, current payment status, payment history, charge-off amounts, collateral valuation information (including appraisal dates), and commentary on collateral valuations, guarantor information, interim financial data, cash flow historical data and projections, rent roll data, account history, as well as loan grading, loan classification, and related allowance for credit losses conclusions and justifications. Similar information is also reviewed for all “special mention” loans greater than $250 thousand and “substandard” or worse loans greater than $200 thousand and less than $1 million by a Senior Credit Manager. Such loans below these thresholds are reviewed by a loan officer on a quarterly basis ensuring that loan grading and classifications are appropriate.

Substandard loans greater than $1 million are required to have an appraisal performed at least every 18 months on real estate collateral, and substandard loans greater than $500 thousand to $1 million are required to have an appraisal performed at least every 24 months. However, a more current appraisal is obtained prior to the required time frames when it is determined to be appropriate in the judgment of management. Non-real estate collateral is reappraised on an as-needed basis, as determined by the loan officer, our Classified Loan Review Committee, or by credit risk management based upon the facts and circumstances of the individual relationship.

Among other things, our quarterly reviews consist of an assessment of the fair value of collateral for all loans reviewed, including collateral dependent impaired loans. During this review process, an internal estimate of collateral value, as of each quarterly review date, is determined utilizing current information such as comparables from more current appraisals in our possession for similar collateral in our portfolio, recent sale information, current rent rolls, operating statements and cash flow information for the specific collateral. Further, we have a Member of the Appraisal Institute (“MAI”) appraiser available on staff for consultation during our quarterly estimation of collateral fair value. This current information is compared to the assumptions made in the most recent appraisal as well as in previous quarters. Quarterly adjustments to the estimated fair value of the collateral are made as determined necessary in the judgment of our experienced senior credit officers to reflect current market conditions and current operating results for the specific collateral. Adjustments are made each quarter to the related allowance for credit losses for collateral dependent impaired loans to reflect the change, if any, in the estimated fair value of the collateral less estimated costs to sell as compared to the previous quarter. The determination of the appropriateness of obtaining new appraisals is also specifically addressed in each quarterly review. New appraisals will be obtained prior to the above noted required time frames if it is determined appropriate during these quarterly reviews. Further, our MAI appraiser is available for consultation regarding the need for new appraisals.

In addition to the credit monitoring procedures described above, our loan review department, which is independent of the lending function and is part of our risk management function, verifies the accuracy of loan grading, classification, and related allowance for credit losses, if applicable.

When current information and events indicate that it is probable that we will be unable to collect all amounts of principal and interest due under the original terms of a non-homogeneous loan, such loan will be classified as impaired. Typically, such impaired loan would have been already previously classified as substandard based upon our loan grading system, and therefore, we may have a current appraisal. Current appraisals are obtained from the listing of certified appraisers approved by our Board of Directors for all collateral dependent loans with continued updated data obtained thereafter and new appraisals obtained when necessary but at least every 18 to 24 months as noted above. We receive appraisals within 60 days of ordering the appraisal. Upon receipt of the independent third-party appraisal, our MAI appraiser conducts a review of the appraisal to determine its acceptability.

In circumstances where receipt of an appraisal is pending at a quarter end, our analysis of our allowance for credit losses will include an estimate of the collateral value based upon the quarterly analysis discussed above which includes consideration of our knowledge of the property, the quality of the property based upon loan officer visitations, information related to similar collateral, and, if necessary, inquiries will be made with the certified appraiser performing the appraisal.

When external appraisals or our continual re-evaluation of collateral reflect a decline in fair value, the allowance for credit losses related to such a loan would be increased and a charge-off may be recorded if it becomes evident that we will not fully collect all or a portion of the loan balance.

2.	We further note in the second to last paragraph of your proposed disclosure contained in your response to comment 1 in our letter dated June 16, 2010, you state that in circumstances where receipt of an appraisal is pending at a quarter-end, your analysis of your allowance for credit losses will include an estimate of the collateral value based upon the best information available. In light of the fact that there is a significant interval between the ordering of appraisals, please expand your disclosure to include the following:

•	Discuss whether you apply any discounts on collateral values received through prior appraisals, and if so what those are, how they are determined based on updated information received, and if there are any triggers that would result in your ordering a reappraisal prior to the 18-24 month period cited in your response;

•	An enhanced discussion of your process and procedures for determining the fair value of the collateral in the absence of updated appraisals, including how alternative information received is considered and factored in the determination of the fair value until the subsequent appraisal is received;

•	Whether this analysis includes collateral dependent loans that are impaired, and if so, compare and contrast with your statement that you do not utilize alternative valuation methods for collateral dependent loans.

Management’s response

In the normal course of business, we primarily look to the credit worthiness and business performance of our borrowers for repayment of loans.  Only when a borrower’s credit worthiness declines and the loan is collateral dependent and considered to be impaired, do we begin to consider the liquidation of the loan’s collateral for repayment proceeds.  Accordingly, the fair value of underlying collateral is only taken into consideration when analyzing the related allowance for credit losses assigned to such collateral dependent impaired loans. Through our Classified Loan Review Committee, we update our assessment of the related allowance for credit losses on all classified loans, including those that are collateral dependent and considered to be impaired, on a quarterly basis, as described further in our response to your first question.  These quarterly determinations of the estimated fair value of collateral may result in adjustments to the fair value estimates contained in the latest appraisal received. There are no set discounts applied in these quarterly reviews, but rather, adjustments to collateral fair value contained in the latest appraisal received. These adjustments, if any, are based upon the robust quarterly review and the judgment of experienced senior credit officers, as outlined in Question No. 1.

As noted in our response to Question No. 1, appraisals are obtained prior to the required time frames when it is determined appropriate by management. While there are no triggers which mandate that new appraisals be obtained prior to the time frames noted above, during the quarterly reviews discussed in Question No. 1, consideration of the need for new appraisals is specifically considered by experienced senior credit officers and new appraisals are obtained when determined to be appropriate.

On a quarterly basis, experienced senior credit officers evaluate the assumptions used in the latest appraisal received based upon current information and assess the impact, if any, of this evaluation on the estimated fair value of the related collateral, including for collateral dependent impaired loans, as discussed in Question No. 1. The original appraisal valuation methodology is not changed, but is updated on a quarterly basis for consideration of current information. We believe that the determination of the updated quarterly estimated fair value of collateral based upon the assessment/judgment described above could be considered an alternative valuation method. We further believe that this updated valuation method is necessary in order to reflect, in a timely manner, the impact of reduced collateral fair value estimates, if any, in the specific reserves for collateral dependent impaired loans.

Allowance for Credit Loss and Nonperforming Assets, page 40

3.	We note your response to comment 5 in our letter dated June 16, 2010. Please revise future filings to specifically disclose why the referred to non-GAAP measure provides for a more meaningful disclosure and aids in comparison to your peers.

Management’s response

To the extent we elect to disclose the referred to non-GAAP measure in future filings, we will also specifically disclose why this measure provides for a more meaningful disclosure and aids in comparison to our peers.

4.	Similarly and as it relates to your response to comment 6, please revise future filings to define what you consider to be potential problem loans.

Management’s response

We will revise future filings to define what we consider to be potential problem loans.

Certain Relationships and Related Transactions, and Director Independence, page 108

Transactions with Certain Related Persons, Page 14 of Definitive Proxy Statement on Schedule 14A

5.	We note your response to comment 13 in our letter dated June 16, 2010. The staff believes that Items 402 and 404 are separate and independent, and registrants must respond to both items. Therefore, please amend your Form 10-K to include the information required by Item 404(a) of Regulation S-K for the mortgage loans in question. Please also confirm that, in addition to the information regarding these loans that you have provided in your response, you will disclose the interest rates on each of the loans as required by Item 404(a)(5) of Regulations S-K.

Management’s Response

We will amend our Form 10-K to include the information required by Item 404(a) of regulation S-K for the mortgage loans in question. We will disclose the interest rate on each of the loans as required by Item 404(a)(5) of Regulation S-K.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (716) 819-5338 if you have any questions or would like further information about this response.

Sincerely,

/s/ Michael W. Harrington
Michael W. Harrington
Chief Financial Officer
First Niagara Financial Group, Inc.